EGPI\Firecreek, Inc.
Corporate Executive Offices:
6564 Smoke Tree Lane
Town of Paradise Valley, Arizona
85253, USA.
Tel: (480) 948.6581,
Fax: (480) 443.1403

Firecreek Petroleum, Inc.
Corporate Headquarters

Dated: April 3, 2008

Attn: Mr. Ryan Milne

U.S. Securities and Exchange Commission

Sent Via Facsimile

100 F Street NE

Washington, D.C. 20549-7010

Telephone: 1 (202) 551-3688

Facsimile: 1 (202) 772-9206

Re: EGPI Firecreek, Inc. (the “Company”)

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Filed October 4, 2007, File No. 000-32507

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2006

Filed December 4, 2007, File No. 000-32507

Correspondence Review Letters received September 20, November 19, 2007, and subsequent internal responses Dated November 19, 2007, and December 4, 2007

Telephone Call Correspondence from Mr. Winfrey, December 13, 2007 and subsequent filed internal correspondence December 18, 2007

Telephone Call Correspondences from Mr. Milne, February 13, 2008 fwd.

Dear Mr. Milne:

Thank you for your phone correspondence February 21, and March 4, 2008.

Pursuant to your request we enclose an updated recap of our previous letter along with the additional requested information detailing the changes between the prior filings and the current proposed restatements.

Phone Discussion and Request: To review for SFAS 150, SFAS 133, EITF 00-19, and other supplements and information regarding the Issuance of Convertible Debentures (“Incentive Debentures”) as presented and if understood properly, to deduce appropriate method for potential revisions.

Additional Response:

Upon both our discussion and continued re-evaluation for our recently re-filed Form 10-KSB Amendment No. 2 for the fiscal year ended December 31, 2006 (“Form 10-KSB”), we believe that we should again revise the Form 10-KSB to EITF 00-19 accounting guidelines/treatment for the Incentive Debentures in the financial statements and relative disclosures in the notes to the financial statements and the management’s discussion and analysis of financial condition and results of operations. All other revised comment areas would remain the same upon such revision.

During the years ended December 31, 2006 and 2005, we issued 1 year 0% promissory notes “Host Contract” to a noteholder.  As an inducement to the noteholder, we issued 5 year 0% incentive debentures.  The Incentive Debentures are convertible into common stock at 75% of the lowest bid price of the common stock for the fifteen days preceding conversion.

We first determined we do not qualify for treatment under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.   We determined that the instruments qualify for the paragraph 15 scope exceptions.

We also analyzed the Derivative Implementation Group Issue No. K1, “Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit”.  We took a position that the promissory notes would not have been entered into by the noteholder without the Incentive Debenture issuance, thus potentially qualifying for derivative accounting treatment.

The Company next analyzed SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and determined that the instruments meet all three characteristics outlined in Paragraph six and later explained in Paragraphs 7 through 9 of the statement, thus qualifying the instruments as derivatives.  The Incentive Debentures contain an underlying, an interest rate index and the conversion features which are tied to the common stock of the Company, and a notional amount, the incentive debentures required no additional net investment, and the terms permit net settlement.  We also determined that the incentive instruments are not clearly and closely related to the host contract.  We feel that the Incentive Debentures qualify under Paragraph 13b.conditions to be considered not clearly and closely related to the host contract.

The Derivatives Implementation Group Issue No. B15, “Separate Accounting for Multiple Derivatives Embedded in a Single Hybrid Instrument”, provides guidance for valuing multiple features that are embedded in a host contract.  Under guidance, multiple derivatives are accounted for at fair market value.

We considered the scope exceptions in paragraph 10, and determined our instruments do not qualify for these scope exceptions. Under the additional exceptions detailed in Paragraph 11, we explored the possibility that the instrument could qualify for the Paragraph 11a exception.  The Paragraph 11a exception clearly states that a “reporting entity shall not consider the following contracts to be derivative instruments for purposes of this statement – contracts issued or held by that reporting entity that are both indexed to its own stock and classified in stockholders’ equity in its statement of financial position”.

EITF 00-19 “Accounting For Derivative Instruments Indexed To, and Potentially Settled, In the Company’s Own Stock,”  provides further guidance on the asset/liability or stockholders’ equity classification of instruments indexed to, and potentially settled, in the Company’s own stock.

The debentures are convertible into common stock at 75% of the lowest bid price of the common stock for the fifteen days preceding conversion.  We determined that this conversion rate provides for the debentures to be convertible into an indeterminate number of shares.  We cannot conclude that we will have sufficient available authorized and unissued shares, and therefore, net share settlement would not be within the control of the Company.  Paragraph 8 of EITF 00-19 provides guidance for contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) to be classified as a liability.

As a result of our analysis of EITF 00-19, we conclude that the instruments do not meet the exception as provided for in Paragraph 11a of SFAS 133.  The instruments are indexed to its own stock, but they are classified as liabilities in the statement of financial position.

As a result, the conversion features are bifurcated from the host contract and accounted for as a derivative liability at fair market value.

We calculated the fair market value of the conversion features utilizing a Black Scholes Pricing Model. We utilized the following assumptions in the Black Scholes Pricing Model for each of the 2006 and 2005 Debentures:

Debenture No.	November-2005-102	December-2005-102	April-2005-101	June-2006-101
Face Amount	$375,000	$82,500	$171,875	$300,000
Date of Issue	14-Nov-05	15-Dec-05	21-Apr-06	29-Jun-06
Discount Factor	25%	25%	25%	25%
Risk Free Interest Rate	2%	2%	4%	4%
Volatility Factor	20%	20%	20%	20%
Maturity Date	14-Nov-10	15-Dec-10	21-Apr-11	29-Jun-11
Term	5-Years	5-Years	5-Years	5-Years
Financial Period
Remainder Term(s) as of December 31,
2005	4.875	4.96	n/a	n/a
2006	3.875	3.96	4.30	4.49

In addition, the Incentive Debentures are also accounted for and recorded at fair market value, under Derivative Implementation Group Issue No. B15.  We valued the Incentive Debentures and recorded at fair market value.

In accordance with SFAS 133, at each balance sheet date, the Company will re-evaluate SFAS 133 treatment, and each of the conversion features will be marked to market with the corresponding gain or loss recorded in the statement of operations.

Thank you for your professional courtesies and extended assistance.

Cordially,

EGPI Firecreek, Inc.

Dennis R. Alexander

Chairman, President, CFO